Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE MONTHS
ENDED March 31, 2020

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION
CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2020 and December 31, 2019
(Unaudited)

	March 31, 2020	December 31, 2019
	(in millions)
ASSETS
Cash and cash equivalents	$3,850	$4,875
Restricted cash	854	898
Trade receivables, net	346	416
Financing receivables, net	17,584	19,428
Inventories, net	7,435	7,082
Property, plant and equipment, net	4,886	5,269
Investments in unconsolidated subsidiaries and affiliates	593	631
Equipment under operating leases	1,797	1,857
Goodwill	2,514	2,538
Other intangible assets, net	790	806
Deferred tax assets	1,097	1,134
Derivative assets	221	73
Other assets	1,946	2,345
Total Assets	$43,913	$47,352
LIABILITIES AND EQUITY
Debt	23,518	24,854
Trade payables	4,907	5,632
Deferred tax liabilities	145	172
Pension, postretirement and other postemployment benefits	1,469	1,578
Derivative liabilities	162	121
Other liabilities	8,054	8,839
Total Liabilities	$38,255	$41,196
Redeemable noncontrolling interest	36	35
Common shares, €0.01, par value; outstanding 1,350,168,250 common shares and 387,951,166 loyalty program special voting shares at 3/31/2020; and outstanding 1,350,132,117 common shares and 387,951,166 loyalty program special voting shares at 12/31/2019	25	25
Treasury stock, at cost - 14,231,946 common shares at 3/31/2020 and 14,268,079 common shares at 12/31/2019	(154)	(154)
Additional paid in capital	4,401	4,404
Retained earnings	3,707	3,808
Accumulated other comprehensive loss	(2,401)	(2,002)
Noncontrolling interests	44	40
Total Equity	$5,622	$6,121
Total Liabilities and Equity	$43,913	$47,352

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2020 and 2019
(Unaudited)

	Three Months Ended March 31,
	2020	2019
	(in millions)
Revenues
Net sales	$4,993	$6,006
Finance, interest and other income	468	451
Total Revenues	$5,461	$6,457
Costs and Expenses
Cost of goods sold	4,414	4,966
Selling, general and administrative expenses	526	539
Research and development expenses	214	244
Restructuring expenses	5	8
Interest expense	181	183
Other, net	197	168
Total Costs and Expenses	$5,537	$6,108
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(76)	349
Income tax (expense)	23	(90)
Equity in income of unconsolidated subsidiaries and affiliates	(1)	5
Net income (loss)	$(54)	$264
Net income attributable to noncontrolling interests	11	7
Net income (loss) attributable to CNH Industrial N.V.	$(65)	$257
Earnings (loss) per share attributable to common shareholders
Basic	$(0.05)	$0.19
Diluted	$(0.05)	$0.19
Cash dividends declared per common share	$—	$—

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2020 and 2019
(Unaudited)

	Three Months Ended March 31,
	2020	2019
	(in millions)
Net income (loss)	$(54)	$264
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	65	(27)
Changes in retirement plans’ funded status	(20)	(7)
Foreign currency translation	(427)	86
Share of other comprehensive loss of entities using the equity method	(19)	(3)
Other comprehensive income (loss), net of tax	(401)	49
Comprehensive income (loss)	(455)	313
Less: Comprehensive income attributable to noncontrolling interests	9	9
Comprehensive income (loss) attributable to CNH Industrial N.V.	$(464)	$304

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2020 and 2019
(Unaudited)

	Three Months Ended March 31,
	2020	2019
	(in millions)
Operating activities:
Net income (loss)	$(54)	$264
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	155	169
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	128	144
Undistributed income (loss) of unconsolidated subsidiaries	7	(4)
Other non-cash items	39	33
Changes in operating assets and liabilities:
Provisions	(152)	(106)
Deferred income taxes	(32)	32
Trade and financing receivables related to sales, net	644	(293)
Inventories, net	(551)	(879)
Trade payables	(504)	129
Other assets and liabilities	(212)	(240)
Net cash used in operating activities	$(532)	$(751)
Investing activities:
Additions to retail receivables	(926)	(947)
Collections of retail receivables	1,035	1,225
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	5	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(63)	(79)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(256)	(285)
Other	127	48
Net cash used in investing activities	$(78)	$(38)
Financing activities:
Proceeds from long-term debt	2,220	3,810
Payments of long-term debt	(2,657)	(4,001)
Net increase (decrease) in other financial liabilities	243	(321)
Dividends paid	(1)	(1)
Net cash used in financing activities	$(195)	$(513)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(264)	(42)
Increase (decrease) in cash and cash equivalents	(1,069)	(1,344)
Cash and cash equivalents and restricted cash, beginning of year	5,773	5,803
Cash and cash equivalents and restricted cash, end of period	$4,704	$4,459

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2020 and 2019
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2020, as previously reported	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35
Adoption of ASC 326, net of tax	—	—	—	(36)	—	—	(36)	—
Balance, January 1, 2020 as recast	25	(154)	4,404	3,772	(2,002)	40	6,085	35
Net income (loss)	—	—	—	(65)	—	9	(56)	2
Other Comprehensive income (loss), net of tax	—	—	—	—	(399)	(2)	(401)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Decrease in non controlling interest due to the change of ownership	—	—	(5)	—	—	(4)	(9)	—
Share-based compensation expense	—	—	5	—	—	—	5	—
Other changes	—	—	(3)	—	—	1	(2)	—
Balance, March 31, 2020	$25	$(154)	$4,401	$3,707	$(2,401)	$44	$5,622	$36

Balance, January 1, 2019	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	257	—	6	263	1
Other comprehensive income, net of tax	—	—	—	—	47	2	49	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	(1)	2	—
Balance, March 31, 2019	$25	$(122)	$4,415	$2,918	$(1,877)	$32	$5,391	$30

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2019. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Due to the speed with which the COVID-19 situation is developing, actual results could differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with goodwill, indefinite life intangibles, definite life intangibles, long-lived impairment tests, determination of discount rates and other assumptions for pension and other post-retirement benefit expense and income taxes. Changes in estimates are recorded in results of operations in the period during which the events or circumstances giving rise to such changes occur.

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2020
Financial Instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which established ASC 326, Financial Instruments – Credit Losses (ASC 326”). In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses (“ASU 2018-19”), which superseded existing ASU 2016-13. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality were also required. The Company adopted ASU 2018-19 on January 1, 2020, using the modified retrospective approach. The impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in non-consolidated affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings of $36 million.
The following paragraphs present the Company’s policy for Allowance for Credit Losses:
Allowance for Credit Losses
The allowance for credit losses is the Company’s estimate of the lifetime expected credit losses inherent in the trade receivables and financing receivables portfolios owned by the Company. Retail financing receivables that share the same risk characteristics (such as, collateralization levels, geography, product type and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as GDP and Net Farm Income. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Wholesale financing receivables and trade receivables that share the same risk characteristics (such as collateralization levels, term, geography and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowances for trade and wholesale credit losses are based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as industry sales volumes. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowances for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Wholesale and retail financing receivables and trade receivables that do not have similar risk characteristics are individually reviewed based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the probability-weighted estimates of cash flows and collateral value; the time value of money; current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls (including the value of the collateral, if appropriate) over the expected life of each financial asset.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. The Company adopted ASU 2018-15 on a prospective basis on January 1, 2020. The adoption did not have a material impact on our results of operations, financial position and cash flows.
Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. The Company adopted ASU 2018-17 on January 1, 2020. The adoption did not have a material impact on our consolidated financial statements.
Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which makes targeted changes to standards on credit losses, hedging, and recognizing and measuring financial instruments to clarify them and address implementation issues. The amendments clarify the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. On recognizing and measuring financial instruments, the amendments address the scope of the guidance, the requirement for remeasurement under ASC 820 when using the measurement alternative, certain disclosure requirements and which equity securities have to be remeasured at historical exchange rates. The Company adopted the amendments related to ASU 2016-13, ASU 2017-12 and ASU 2016-01 at January 1, 2020. The adoption of this standard did not have a material impact on our consolidated financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements.

Not Yet Adopted
Defined Benefit Plans Disclosure
In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. ASU 2018-14 is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation when there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. ASU 2019-12 will be effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of March 31, 2020. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
3. REVENUE
The following table summarizes revenues for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	(in millions)
Agriculture	$2,244	$2,490
Construction	422	640
Commercial and Specialty Vehicles	2,021	2,414
Powertrain	753	1,036
Eliminations and Other	(447)	(574)
Total Industrial Activities	$4,993	$6,006
Financial Services	489	474
Eliminations and Other	(21)	(23)
Total Revenues	$5,461	$6,457

The following table disaggregates revenues by major source for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	(in millions)
Revenues from:
Sales of goods	$4,755	$5,757
Rendering of services and other revenues	156	145
Rents on assets sold with a buy-back commitment	82	104
Revenues from sales of goods and services	4,993	6,006
Finance and interest income	273	288
Rents and other income on operating lease	195	163
Finance, interest and other income	468	451
Total Revenues	$5,461	$6,457

Contract liabilities recorded in Other liabilities were $1,154 million and $1,236 million at March 31, 2020 and December 31, 2019, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended March 31, 2020 and 2019, revenues included $145 million and $163 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
At March 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.8 billion. The Company expects to recognize revenue on approximately 39% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	March 31, 2020	December 31, 2019
	(in millions)
Restricted cash	$692	$739
Financing receivables	8,183	9,026
Total Assets	$8,875	$9,765
Debt	$8,115	$9,011
Total Liabilities	$8,115	$9,011

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended March 31,
	2020	2019
Basic:
Net income (loss) attributable to CNH Industrial	$(65)	$257
Weighted average common shares outstanding—basic	1,350	1,354
Basic earnings per share	$(0.05)	$0.19
Diluted:
Net income (loss) attributable to CNH Industrial	$(65)	$257
Weighted average common shares outstanding—basic	1,350	1,354
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	—	2
Weighted average common shares outstanding—diluted	1,350	1,356
Diluted earnings per share	$(0.05)	$0.19
(1) For the three months ended March 31, 2019, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three months ended March 31, 2020 and 2019:

	Pension		Healthcare		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2020	2019	2020	2019	2020	2019
	(in millions)
Service cost	$5	$6	$1	$1	$4	$3
Interest cost	11	19	3	4	—	1
Expected return on assets	(20)	(25)	(2)	(2)	—	—
Amortization of:
Prior service credit	—	—	(33)	(30)	—	—
Actuarial loss	10	17	1	—	—	—
Net periodic benefit cost	$6	$17	$(30)	$(27)	$4	$4

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from Other Comprehensive Income ("OCI") to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three months ended March 31, 2020 and 2019, $30 million and $30 million of amortization was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended March 31, 2020 and 2019 were 30.3% and 25.8%, respectively. The higher 2020 effective tax rate was primarily due to changes in the jurisdictional mix of pre-tax results and the percentage impact of discrete tax items on the overall level of pre-tax results.
As in all financial reporting periods, the Company evaluated the realizability of its various deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. While no changes occurred during the three months ended March 31, 2020, given the economic impact of the COVID-19 pandemic, it is possible that such changes could occur within the next twelve months, with those changes potentially having a material impact on the Company’s results of operations.

The Company is subject to income taxes and, therefore, routinely encounters income tax audits in many tax jurisdictions of the world. As various ongoing audits are concluded, or as the statutes of limitations associated with multiple income tax jurisdictions expire, it is possible the Company’s amount of unrecognized tax benefits will change during the next twelve months. We do not, however, anticipate those changes will have a material impact on the Company’s results of operations, balance sheet, or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
The following tables summarize selected financial information by segment as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to Adjusted EBIT and Adjusted EBITDA for the three months ended March 31, 2020 and 2019.

	Three Months Ended March 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,244	$422	$2,021	$753	$(447)	$4,993	$489	$(21)	$5,461
Net income (loss)(1)						(134)	80	—	(54)
Add back:
Income tax expense						(53)	30	—	(23)
Interest expense of Industrial Activities, net of interest income and eliminations						59	—	—	59
Foreign exchange losses, net						(2)	—	—	(2)
Finance and non-service component of Pension and OPEB costs(2)						(30)	—	—	(30)
Adjustments:
Restructuring expenses	2	1	2	—	—	5	—	—	5
Other discrete items	—	—	—	—	7	7	—	—	7
Adjusted EBIT	$24	$(83)	$(56)	$31	$(64)	$(148)	$110	$—	$(38)
Depreciation and amortization	64	13	49	29	—	155	—	—	155
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	65	—	—	65	63	—	128
Adjusted EBITDA	$88	$(70)	$58	$60	$(64)	$72	$173	$—	$245
(1)For Industrial Activities, net loss is net of “Results from intersegment investments”.
(2)This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Three Months Ended March 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,490	$640	$2,414	$1,036	$(574)	$6,006	$474	$(23)	$6,457
Net income(1)						169	95	—	264
Add back:
Income tax expense						54	36	—	90
Interest expense of Industrial Activities, net of interest income and eliminations						53	—	—	53
Foreign exchange losses, net						9	—	—	9
Finance and non-service component of Pension and OPEB costs(2)						(15)	—	—	(15)
Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	—	8
Adjusted EBIT	$168	$13	$51	$96	$(50)	$278	$131	$—	$409
Depreciation and amortization	75	14	47	32	—	168	1	—	169
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	79	—	—	79	65	—	144
Adjusted EBITDA	$243	$27	$177	$128	$(50)	$525	$197	$—	$722
(1)For Industrial Activities, net income is net of “Results from intersegment investments”.
(2)This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of March 31, 2020 and December 31, 2019 is as follows:

	March 31, 2020	December 31, 2019
	(in millions)
Retail	$8,453	$9,218
Wholesale	9,031	10,081
Other	100	129
Total	$17,584	$19,428
The Company assesses and monitors the credit quality of its portfolio based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the three months ended March 31, 2020. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Rest of World.

The aging of financing receivables as of March 31, 2020 and December 31, 2019 is as follows (in millions):

	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2020					$509	$—	$509
2019					2,213	2	2,215
2018					1,507	3	1,510
2017					853	4	857
2016					488	3	491
Prior to 2016					285	2	287
Total	$19	$—	$19	$5,836	$5,855	$14	$5,869
South America
2020					$195	$—	$195
2019					602	5	607
2018					397	6	403
2017					239	4	243
2016					133	3	136
Prior to 2016					144	6	150
Total	$9	$1	$10	$1,700	$1,710	$24	$1,734
Rest of World
2020					$86	$—	$86
2019					260	—	260
2018					189	1	190
2017					133	—	133
2016					55	—	55
Prior to 2016					9	—	9
Total	$7	$2	$9	$723	$732	$1	$733
Europe	$—	$—	$—	$117	$117	$—	$117
Total Retail	$35	$3	$38	$8,376	$8,414	$39	$8,453
Wholesale
North America	$—	$—	$—	$3,506	$3,506	$24	$3,530
South America	1	—	1	654	655	41	696
Rest of World	8	1	9	532	541	6	547
Europe	36	6	42	4,208	4,250	8	4,258
Total Wholesale	$45	$7	$52	$8,900	$8,952	$79	$9,031

	December 31, 2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$24	$4	$—	$28	$6,123	$6,151	$16	$6,167
Europe	—	—	—	—	136	136	—	136
South America	9	2	6	17	1,974	1,991	18	2,009
Rest of World	3	1	2	6	900	906	—	906
Total Retail	$36	$7	$8	$51	$9,133	$9,184	$34	$9,218
Wholesale
North America	$—	$—	$—	$—	$3,641	$3,641	$26	$3,667
Europe	24	9	7	40	4,857	4,897	—	4,897
South America	2	—	1	3	829	832	55	887
Rest of World	5	3	6	14	616	630	—	630
Total Wholesale	$31	$12	$14	$57	$9,943	$10,000	$81	$10,081
Allowance for credit losses activity for the three months ended March 31, 2020 and 2019 is as follows (in millions):

	Three Months Ended March 31, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision (benefit)	20	2
Charge-offs, net of recoveries	(20)	—
Foreign Currency Translation and Other	(20)	(8)
Ending Balance	$314	$144
At March 31, 2020, the allowance for credit losses was impacted by a change in the Company’s forward-looking macroeconomic factors and qualitative factors for the Company’s estimates of the impact from the COVID-19 pandemic. As this situation has rapidly evolved and is fluid, there is significant subjectivity in the assessment. The Company continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general, and administrative expenses.

	Three Months Ended March 31, 2019
	Retail	Wholesale
Opening Balance	$326	$164
Provision (benefit)	8	(3)
Charge-offs, net of recoveries	(11)	(2)
Foreign Currency Translation and Other	(6)	(2)
Ending Balance	$317	$157
Allowance for credit losses activity for the year ended December 31, 2019 is as follows (in millions):

	December 31, 2019
	Retail	Wholesale
Opening Balance	$326	$164
Provision (benefit)	44	12
Charge-offs, net of recoveries	(51)	(18)
Foreign Currency Translation and Other	(20)	1
Ending Balance	$299	$159

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If, based on this review, concerns persist about the future ability of the borrower to meet its obligations, the TDR classification is not removed from the receivable.
As of March 31, 2020, the Company had 289 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 334 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2019, the Company had 264 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 365 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended March 31, 2020 and 2019.
As of March 31, 2020, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $79 million and the post-modification value was $72 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2020.
As of March 31, 2020 and 2019, the Company’s wholesale TDR were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.

At March 31, 2020 and December 31, 2019, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	March 31, 2020	December 31, 2019
Retail note and finance lease receivables	$5,797	$6,340
Wholesale receivables	7,151	7,266
Total	$12,948	$13,606

10. INVENTORIES
Inventories as of March 31, 2020 and December 31, 2019 consist of the following:

	March 31, 2020	December 31, 2019
	(in millions)
Raw materials	$1,510	$1,332
Work-in-process	744	612
Finished goods	5,181	5,138
Total inventories	$7,435	$7,082

11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. For these leases the Company recognized, on a straight-line basis over the lease term, lease expense of $3 million and $4 million in the three months ended March 31, 2020 and 2019, respectively.
For the three months ended March 31, 2020 and 2019, the Company incurred operating lease expenses of $35 million and $39 million, respectively.
At March 31, 2020, the Company has recorded approximately $419 million of right-of-use assets and $416 million of related lease liability included in Other Assets and Other Liabilities, respectively. At March 31, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 7.0 years and 3.4%, respectively.
During the three months ended March 31, 2020 and 2019, leased assets obtained in exchange for operating lease obligations were $16 million and $18 million, respectively. The operating cash outflow for amounts included in the measurement of operating lease obligations was $36 million and $40 million as of March 31, 2020 and 2019, respectively.
Future minimum lease payments under non-cancellable leases as of March 31, 2020 were as follows:

Operating Leases	($ million)
2020 (excluding the three months ended March 31, 2020)	$90
2021	95
2022	70
2023	53
2024	38
2025 and thereafter	124
Total future minimum lease payments	$470
Less: Interest	(54)
Total	$416

Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2020	$200
2021	149
2022	82
2023	30
2024	8
2025 and thereafter	3
Total undiscounted lease payments	$472

12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of March 31, 2020 and December 31, 2019 is as follows:

	March 31, 2020	December 31, 2019
	(in millions)
Equity method	$474	$513
Cost method	119	118
Total	$593	$631

13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the three months ended March 31, 2020 are as follows:

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at Balance at January 1, 2020	$1,732	$587	$59	$5	$155	$2,538
Foreign currency translation and other	(14)	(4)	(2)	—	(4)	(24)
Balance at Balance at March 31, 2020	$1,718	$583	$57	$5	$151	$2,514

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs that would indicate it is more likely than not that the fair value of a reporting unit is less than book value. CNH Industrial performed its most recent annual impairment review as of December 31, 2019. At that date, the estimated fair values of the Agriculture, Construction and Financial Services reporting units exceeded the carrying value by approximately 143%, 28%, and 43% respectively. For the Construction reporting unit, CNH Industrial had determined that the goodwill was at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit as a result of the Company’s inability to successfully execute its plans to achieve future growth projections. Refer to Footnote 9 of the Company’s December 31, 2019 annual report filed on Form 20-F for further details.

In addition to the annual impairment test, CNH Industrial is required to regularly assess whether it is more likely than not that the fair value of each reporting unit is still greater than book value. In particular, during the first quarter of 2020, the Company considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the reporting units, industry and market considerations, overall financial performance (both current and projected), as well as the amount by which the fair value of the Company’s reporting units exceeded their respective carrying values at the date of the last quantitative assessment, the Company, as part of the qualitative assessment performed, determined these conditions did not indicate that it is more likely than not that the carrying value of its reporting units exceeded their fair value as of March 31, 2020 based on information available at this time. However, the Company is unable to predict how long the pandemic conditions will persist and continues to review its forecasts and various action plans to improve performance of all its segments. Delayed recovery or further deterioration in market conditions related to the general economy and the specific industries in which the Company operates, a sustained trend of weaker than anticipated financial performance within a reporting unit, and in particular with reference to our Construction reporting unit, or an increase in the market-based weighted average cost of capital, among other factors, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have a material adverse effect on the Company's financial condition and results of operations. The Company will continue to monitor its performance throughout 2020 to determine if an interim goodwill evaluation should be conducted.

As of March 31, 2020 and December 31, 2019, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2020			December 31, 2019
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$337	$233	$104	$320	$224	$96
Patents, concessions and licenses and other	5-25	1,929	1,516	413	1,965	1,528	437
		2,266	1,749	517	2,285	1,752	533
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,539	$1,749	$790	$2,558	$1,752	$806
CNH Industrial recorded amortization expense of $24 million and $26 million for the three months ended March 31, 2020 and 2019, respectively.
14. OTHER LIABILITIES
A summary of Other liabilities as of March 31, 2020 and December 31, 2019 is as follows:

	March 31, 2020	December 31, 2019
	(in millions)
Repurchase price on buy-back agreements	$1,307	$1,472
Warranty and campaign programs	887	919
Marketing and sales incentive programs	1,156	1,279
Tax payables	422	696
Accrued expenses and deferred income	670	639
Accrued employee benefits	486	562
Lease liabilities	416	449
Legal reserves and other provisions	319	299
Contract reserve	301	319
Contract liabilities(1)	1,154	1,236
Restructuring reserve	80	103
Other	856	866
Total	$8,054	$8,839
(1)Contract liabilities include $602 million and $657 million at March 31, 2020 and December 31, 2019, respectively, for future rents related to buy-back agreements.

Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three months ended March 31, 2020 and 2019 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended March 31,
	2020	2019
	(in millions)
Balance at beginning of period	$919	$925
Current year additions	184	184
Claims paid	(169)	(180)
Currency translation adjustment and other	(47)	(14)
Balance at March 31, 2020	$887	$915
Restructuring Provision
The Company incurred restructuring expenses of $5 million and $8 million during the three months ended March 31, 2020, and 2019, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of March 31, 2020 and December 31, 2019, environmental reserves of approximately $31 million and $32 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of March 31, 2020 and December 31, 2019 totaling of $448 million and $453 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.

Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.9 billion and $6.9 billion at March 31, 2020 and December 31, 2019, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three months ended March 31, 2020 and 2019.
All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2020 and December 31, 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.1 billion and $5.4 billion at March 31, 2020 and December 31, 2019, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At March 31, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $971 million.
In the first quarter of 2020, the COVID-19 pandemic significantly impacted the economic environment. With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.

Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income (loss) during the three months ended March 31, 2020 and 2019 (in millions):

		Recognized in Net Income
For the Three Months Ended March 31,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2020
Foreign exchange contracts	$81
		Net sales	(1)
		Cost of goods sold	(16)
		Other, Net	15
Interest rate contracts	(15)	Interest expense	(1)
Total	$66		$(3)
2019
Foreign currency contracts	$(62)
		Net sales	(5)
		Cost of goods sold	(11)
		Other, Net	(11)
Interest rate contracts	(9)	Interest expense	(1)
Total	$(71)		$(28)

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the three months ended March 31, 2020 and 2019:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
Net changes in fair value of derivatives	66	(2)	64
Net losses reclassified from accumulated other comprehensive income into income	3	(2)	1
Accumulated derivative net losses as of March 31, 2020	$7	$4	$11

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(23)	$1	$(22)
Net changes in fair value of derivatives	(71)	20	(51)
Net losses reclassified from accumulated other comprehensive income into income	28	(4)	24
Accumulated derivative net losses as of March 31, 2019	$(66)	$17	$(49)

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions).

		For the Three Months Ended March 31,
	Classification of Gain	2020	2019
Fair Value Hedges
Interest rate derivatives	Interest expense	$40	$11

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$141	$(24)

The fair values of CNH Industrial’s derivatives as of March 31, 2020 and December 31, 2019 in the condensed consolidated balance sheets are recorded as follows:

	March 31, 2020		December 31, 2019
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	82	Derivative assets	44
Foreign currency contracts	Derivative assets	111	Derivative assets	17
Total derivative assets designated as hedging instruments		193		61
Interest rate contracts	Derivative liabilities	42	Derivative liabilities	29
Foreign currency contracts	Derivative liabilities	69	Derivative liabilities	69
Total derivative liabilities designated as hedging instruments		111		98
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	—	Derivative assets	—
Foreign currency contracts	Derivative assets	28	Derivative assets	12
Total derivative assets not designated as hedging instruments		28		12
Interest rate contracts	Derivative liabilities	—	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	51	Derivative liabilities	23
Total derivative liabilities not designated as hedging instruments		51		23
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2020 and December 31, 2019:

	Level 1		Level 2		Total
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$139	$29	$139	$29
Interest rate derivatives	—	—	82	44	82	44
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$221	$73	$222	$74
Liabilities
Foreign exchange derivatives	$—	$—	$(119)	$(92)	$(119)	$(92)
Interest rate derivatives	—	—	(42)	(29)	(42)	(29)
Commodities	—	—	(1)	—	(1)	—
Total Liabilities	$—	$—	$(162)	$(121)	$(162)	$(121)

Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$17,584	$17,590	$19,428	$19,375
Debt	$23,518	$23,293	$24,854	$25,249
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended March 31, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$69	$(4)	$65
Changes in retirement plans’ funded status	(29)	9	(20)
Foreign currency translation	(427)	—	(427)
Share of other comprehensive (loss) of entities using the equity method	(19)	—	(19)
Other comprehensive income (loss)	$(406)	$5	$(401)

	Three Months Ended March 31, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(43)	$16	$(27)
Changes in retirement plans’ funded status	(10)	3	(7)
Foreign currency translation	86	—	86
Share of other comprehensive income of entities using the equity method	(3)	—	(3)
Other comprehensive income (loss)	$30	$19	$49

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2019	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(51)	(76)	86	(5)	(46)
Amounts reclassified from other comprehensive income	24	69	—	—	93
Other comprehensive income (loss) *	(27)	(7)	86	(5)	47
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, Balance, March 31, 2019	$(49)	$(545)	$(1,130)	$(153)	$(1,877)

Balance, January 1, 2020	$(54)	$(650)	$(1,145)	$(153)	$(2,002)
Other comprehensive income (loss), before reclassifications	63	9	(427)	(17)	(372)
Amounts reclassified from other comprehensive income (loss)	2	(29)	—	—	(27)
Other comprehensive income (loss) *	65	(20)	(427)	(17)	(399)
Balance, March 31, 2020	$11	$(670)	$(1,572)	$(170)	$(2,401)
(*) Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(2) million and $2 million for the three months ended March 31, 2020 and 2019, respectively.
Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three months ended March 31, 2020 and 2019 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended March 31,
	2020	2019
	(in millions)
Cash flow hedges	$1	$5	Net sales
	16	11	Cost of goods sold
	(15)	11	Other, net
	1	1	Interest expense
	(1)	(4)	Income taxes
	$2	$24
Change in retirement plans’ funded status:
Amortization of actuarial losses	$11	$17	*
Amortization of prior service cost	(33)	(30)	*
	(7)	82	Income taxes
	$(29)	$69
Total reclassifications, net of tax	$(27)	$93
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

18. RELATED PARTY INFORMATION
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of March 31, 2020, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2020. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended March 31,
	2020	2019
	(in millions)
Net sales	$130	$160
Cost of goods sold	$57	$113
Selling, general and administrative expenses	$24	$33

	March 31, 2020	December 31, 2019
	(in millions)
Trade receivables	$4	$4
Trade payables	$55	$83
Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31,
	2020	2019
	(in millions)
Net sales	$164	$251
Cost of goods sold	$92	$106

	March 31, 2020	December 31, 2019
	(in millions)
Trade receivables	$95	$121
Trade payables	$90	$70
At March 31, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $141 million and $145 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At March 31, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $276 million and $276 million, respectively, related to CNH Industrial Capital Europe S.a.S.
19. SUPPLEMENTAL INFORMATION
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental data is as follows:
Industrial Activities - The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.
Financial Services - The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.
Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the condensed consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2020	2019	2020	2019
	(in millions)
Revenues
Net sales	$4,993	$6,006	$—	$—
Finance, interest and other income	15	30	489	474
Total Revenues	$5,008	$6,036	$489	$474
Costs and Expenses
Cost of goods sold	$4,414	$4,966	$—	$—
Selling, general and administrative expenses	464	493	62	46
Research and development expenses	214	244	—	—
Restructuring expenses	5	8	—	—
Interest expense	74	83	143	153
Other, net	15	16	182	152
Total Costs and Expenses	$5,186	$5,810	$387	$351
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(178)	226	102	123
Income tax (expense) benefit	53	(54)	(30)	(36)
Equity in income of unconsolidated subsidiaries and affiliates	(9)	(3)	8	8
Results from intersegment investments	80	95	—	—
Net income (loss)	$(54)	$264	$80	$95

	Balance Sheets
	Industrial Activities		Financial Services
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	(in millions)
ASSETS
Cash and cash equivalents	$3,429	$4,407	$421	$468
Restricted cash	122	120	732	778
Trade receivables, net	344	416	26	28
Financing receivables, net	979	1,223	18,998	20,657
Inventories, net	7,291	6,907	144	175
Property, plant and equipment, net	4,885	5,268	1	1
Investments in unconsolidated subsidiaries and affiliates	3,011	3,213	223	237
Equipment under operating leases	47	51	1,750	1,806
Goodwill	2,363	2,383	151	155
Other intangible assets, net	775	790	15	16
Deferred tax assets	1,072	1,090	170	178
Derivative assets	154	34	84	47
Other assets	1,929	2,148	164	319
Total Assets	$26,401	$28,050	$22,879	$24,865
LIABILITIES AND EQUITY
Debt	$6,817	$6,558	$19,093	$20,748
Trade payables	4,796	5,490	155	191
Deferred tax liabilities	12	19	277	286
Pension, postretirement and other postemployment benefits	1,450	1,558	19	20
Derivative liabilities	130	97	49	32
Other liabilities	7,538	8,172	647	771
Total Liabilities	$20,743	$21,894	$20,240	$22,048
Equity	5,622	6,121	2,639	2,817
Redeemable noncontrolling interest	36	35	—	—
Total Liabilities and Equity	$26,401	$28,050	$22,879	$24,865

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2020	2019	2020	2019
	(in millions)
Operating activities:
Net income (loss)	$(54)	$264	$80	$95
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	155	168	—	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	65	79	63	65
Undistributed loss of unconsolidated subsidiaries	(25)	(84)	(8)	(8)
Other non-cash items	15	28	24	5
Changes in operating assets and liabilities:
Provisions	(150)	(96)	(2)	(10)
Deferred income taxes	(27)	10	(5)	22
Trade and financing receivables related to sales, net	46	(65)	600	(229)
Inventories, net	(697)	(950)	146	71
Trade payables	(478)	171	(28)	(41)
Other assets and liabilities	(223)	(339)	11	99
Net cash provided by (used in) operating activities	$(1,373)	$(814)	$881	$70
Investing activities:
Additions to retail receivables	—	—	(926)	(947)
Collections of retail receivables	—	—	1,035	1,225
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	5	—	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(63)	(77)	—	(2)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(98)	(100)	(158)	(185)
Other	517	(370)	(390)	398
Net cash provided by (used in) investing activities	$361	$(547)	$(439)	$489
Financing activities:
Proceeds from long-term debt	100	683	2,120	3,127
Payments of long-term debt	(5)	(630)	(2,652)	(3,371)
Net increase (decrease) in other financial liabilities	150	73	93	(394)
Dividends paid	(1)	(1)	(40)	(7)
Other	—	—	—	20
Net cash provided by (used in) financing activities	$244	$125	$(479)	$(625)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(208)	(42)	(56)	—
Decrease in cash and cash equivalents and restricted cash	(976)	(1,278)	(93)	(66)
Cash and cash equivalents and restricted cash, beginning of year	4,527	4,553	1,246	1,250
Cash and cash equivalents and restricted cash, end of period	$3,551	$3,275	$1,153	$1,184

20. SUBSEQUENT EVENTS
As previously announced, in light of the challenges and uncertainties associated with the COVID-19 situation, as a precautionary measure, the Board of Directors decided to withdraw the dividend distribution previously proposed for payment on May 5, 2020.
At the Annual General Meeting of shareholders held on April 16, 2020, the Company’s shareholders replaced the authorization for the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM and approved the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company’s Articles of Association.
On April 29, 2020, the Company issued £600 million ($748 million) of commercial paper through the Joint HM Treasury and Bank of England’s COVID Corporate Financing Facility (CCFF). Furthermore, in Canada, the Company issued a new retail ABS transaction on April 23, 2020 for a total amount of C$465 million ($338 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets, to Net Debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
RESULTS OF OPERATIONS
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 19: Supplemental Information” to our condensed consolidated financial statements for the three months ended March 31, 2020, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
COVID-19 Update
As the COVID-19 pandemic continues to spread and significantly impact various markets and industries around the world, the Company's business efforts and business plans have focused on four areas:
•The health and well-being of our employees;
•The continuity of our business from a liquidity, cost management and market presence perspective;
•The strength of our dealer network and our supplier base;
•Supporting our customers and the communities in which we operate.
With respect to liquidity for the quarter, the Company took several actions to bolster its financial condition and has in place contingency plans to reduce costs while supporting business operations though the COVID-19 pandemic. These actions included:
•Withdrew the dividend distribution previously proposed for payment on May 5, 2020
•Implemented several initiatives to conserve cash and optimize profitability, including limiting discretionary spending, temporarily furloughing employees, eliminating non-essential travel, delaying or reducing hiring activities and deferring certain discretionary operating expenditures.
The Company completed the quarter ended March 31, 2020 with Cash and cash equivalents of $3.9 billion, Restricted cash of $0.8 million and undrawn committed facilities of $5.2 billion, for a total of $9.9 billion of liquidity available.
As announced, during the quarter, the Company temporarily suspended the majority of its manufacturing operations in Europe and North and South America. On April 27, the Company began to restart some of its industrial facilities in Europe within the constraints of applicable emergency regulations. As of May 5, more than two thirds of the Company’s 67 plants are, to varying degrees, operational. On a regional basis, more than 75% of production sites in Europe and some 60% in North America, in South America and in the Rest of the World are already, to varying degrees, operational. The Company plans to return to full operation at most sites by the end of May.
During the quarter, the Company continued to ensure that most parts depots, service facilities and dealerships remained operational. This decision was taken considering the vital nature to society of the sectors in which the Company operates, especially in emergency situations: agricultural and construction machinery, the transport of goods and people, fire fighting vehicles and those dedicated to public safety.
The Company is currently evaluating actions to reduce costs and protect its financial position, its liquidity and capital structure, and its ratings. Specifically these measures include continued elimination of discretionary operating expenses where possible, accessing public financial support measures enacted as a response to the global pandemic, reducing capital expenditures and tightly managing inventories. Additionally, in the second quarter of 2020 senior management, including our Acting Chief Executive Officer, the entire Board of Directors and almost 900 members of our management team, have agreed to reduce their compensation temporarily.
Depending on the duration and extent of the COVID 19 pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be materially impacted by, among other things, restructuring actions, goodwill and other non-cash impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, and difficulties in collecting financial receivables resulting in increased allowances for credit losses.

Planned Spin-off of On-Highway Business
The Company has confirmed its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The original timeline for the implementation of the proposed separation will, however, be extended as a consequence of the negative market conditions due to the COVID-19 pandemic.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019
Consolidated Results of Operations

	Three Months Ended March 31,
	2020	2019
	(in millions)
Revenues:
Net sales	$4,993	$6,006
Finance, interest and other income	468	451
Total Revenues	5,461	6,457
Costs and Expenses:
Cost of goods sold	4,414	4,966
Selling, general and administrative expenses	526	539
Research and development expenses	214	244
Restructuring expenses	5	8
Interest expense	181	183
Other, net	197	168
Total Costs and Expenses	5,537	6,108
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(76)	349
Income tax (expense) benefit	23	(90)
Equity in income of unconsolidated subsidiaries and affiliates	(1)	5
Net income (loss)	(54)	264
Net income attributable to noncontrolling interests	11	7
Net income (loss) attributable to CNH Industrial N.V.	$(65)	$257
Revenues
We recorded revenues of $5,461 million for the three months ended March 31, 2020, down 15.4% compared to the three months ended March 31, 2019 (down 12.6% on a constant currency basis). Net sales of Industrial Activities were $4,993 million in the three months ended March 31, 2020, down 16.9% compared to the three months ended March 31, 2019 (down 14.1% on a constant currency basis), due to the adverse COVID-19 impact on market conditions across all regions, coupled with previously announced actions to reduce dealer inventory levels.
Cost of Goods Sold
Cost of goods sold were $4,414 million for the three months ended March 31, 2020 compared with $4,966 million for the three months ended March 31, 2019. As a percentage of net sales of Industrial Activities, cost of goods sold was 88.4% in the three months ended March 31, 2020 (82.7% for the three months ended March 31, 2019).

Selling, General and Administrative Expenses
Selling, general and administrative expenses were $526 million during the three months ended March 31, 2020 (9.6% of total revenues), down $13 million compared to the three months ended March 31, 2019 (8.3% of total revenues).
Research and Development Expenses
For the three months ended March 31, 2020, research and development expenses were $214 million compared to $244 million for the three months ended March 31, 2019. The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the three months ended March 31, 2020 were $5 million, compared to $8 million for the three months ended March 31, 2019. The costs in the three months ended March 31, 2020 were primarily attributable to actions taken by CNH Industrial in the context of the "Transform2Win" strategy.
Interest Expense
Interest expense was $181 million for the three months ended March 31, 2020 compared to $183 million for the three months ended March 31, 2019. The interest expense attributable to Industrial Activities for the three months ended March 31, 2020, net of interest income and eliminations, was $59 million compared to $53 million in the three months ended March 31, 2019.
Other, net
Other, net expenses were $197 million for the three months ended March 31, 2020 and includes a pre-tax gain of $30 million as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the Benefit Modification. Other, net expenses were $168 million for the three months ended March 31, 2019 and included a pre-tax gain of $30 million due to the Benefit Modification Amortization.
Income Taxes

	Three Months Ended March 31,
	2020	2019
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(76)	$349
Income tax (expense) benefit	$23	$(90)
Effective tax rate	30.3%	25.8%
Income tax benefit for the three months ended March 31, 2020 was $23 million compared to income tax expense of $90 million for the three months ended March 31, 2019. The effective tax rates for the three months ended March 31, 2020 and 2019 were 30.3% and 25.8%, respectively. The higher 2020 effective tax rate was primarily due to changes in the jurisdictional mix of pre-tax results and the percentage impact of discrete tax items on the overall level of pre-tax results. Excluding the impacts of restructuring, the Benefit Modification Amortization, and charges taken due to actions included in the 'Transform-2-Win' Strategy, the effective tax rate was 31% in the three months ended March 31, 2020. Excluding the impacts of restructuring and the Benefit Modification Amortization, the effective tax rate was 26% in the first quarter of 2019.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $(1) million and $5 million for the three months ended March 31, 2020 and 2019, respectively.
Net Income (Loss)
Net loss was $54 million in the three months ended March 31, 2020, compared to net income of $264 million in the three months ended March 31, 2019. Net loss included a pre-tax gain of $30 million ($23 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, as well as pre-tax restructuring and other discrete charges of $12 million ($11 million after-tax) due to actions included in the “Transform2Win” strategy. In the three months ended March 31, 2019, net income included $30 million ($22 million net of tax impact) as a result of the Benefit Modification Amortization and a charge of $8 million of restructuring expenses.
Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended March 31,
	2020	2019	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$2,244	$2,490	(9.9)%	(7.2)%
Construction	422	640	(34.1)%	(31.8)%
Commercial and Specialty Vehicles	2,021	2,414	(16.3)%	(13.1)%
Powertrain	753	1,036	(27.3)%	(24.7)%
Eliminations and other	(447)	(574)
Total Net sales of Industrial Activities	4,993	6,006	(16.9)%	(14.1)%
Financial Services	489	474	3.2%	6.0%
Eliminations and other	(21)	(23)
Total Revenues	$5,461	$6,457	(15.4)%	(12.6)%

	Three Months Ended March 31,
	2020	2019	$ Change	2020 Adj EBIT Margin	2019 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$24	$168	$(144)	1.1%	6.7%
Construction	(83)	13	(96)	(19.7)%	2.0%
Commercial and Specialty Vehicles	(56)	51	(107)	(2.8)%	2.1%
Powertrain	31	96	(65)	4.1%	9.3%
Unallocated items, eliminations and other	(64)	(50)	(14)
Total Industrial Activities	(148)	278	(426)	(3.0)%	4.6%
Financial Services	110	131	(21)	22.5%	27.6%
Eliminations and other	—	—	—
Adjusted EBIT	$(38)	$409	$(447)	(0.7)%	6.3%

	Three Months Ended March 31,
	2020	2019	$ Change	2020 Adj EBITDA Margin	2019 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$88	$243	$(155)	3.9%	9.8%
Construction	(70)	27	(97)	(16.6)%	4.2%
Commercial and Specialty Vehicles	58	177	(119)	2.9%	7.3%
Powertrain	60	128	(68)	8.0%	12.4%
Unallocated items, eliminations and other	(64)	(50)	(14)
Total Industrial Activities	72	525	(453)	1.4%	8.7%
Financial Services	173	197	(24)	35.4%	41.6%
Eliminations and other	—	—	—
Adjusted EBITDA	$245	$722	$(477)	4.5%	11.2%
Net sales of Industrial Activities were $4,993 million during the three months ended March 31, 2020, down 16.9% compared to the three months ended March 31, 2019 (down 14.1% on a constant currency basis), due to adverse COVID-19 impact on market conditions across all regions, coupled with previously announced actions to reduce dealer inventory levels.
Adjusted EBIT of Industrial Activities was a loss of $148 million during the three months ended March 31, 2020 compared to an adjusted EBIT of $278 million during the three months ended March 31, 2019, strongly impacted by industry demand disruptions in March, negative absorption caused by plant shutdowns, and actions to lower inventory levels.

Adjusted EBITDA of Industrial Activities was $72 million during the three months ended March 31, 2020 compared to $525 million during the three months ended March 31, 2019.
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:
Agriculture Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2020	2019	% Change
North America	$829	$859	(3.5)%
Europe	783	932	(16.0)%
South America	290	344	(15.7)%
Rest of World	342	355	(3.7)%
Total	$2,244	$2,490	(9.9)%
Agriculture's net sales totaled $2,244 million in the three months ended March 31, 2020, a decline of 9.9% compared to the three months ended March 31, 2019 (down 7.2% on a constant currency basis). The decrease was driven by lower industry volumes across all geographies and further deterioration linked to the COVID-19 pandemic, coupled with actions to reduce dealer inventories in North America, partially offset by price realization performance across all regions.
For the first quarter of 2020, worldwide industry unit sales for tractors were down 15% compared to the first quarter of 2019, while worldwide industry sales for combines were down 11%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 7% and combines were down 22%. Industry volumes for under 140 hp tractors in North America were down 9%. European markets were down 10% and down 20% for tractors and combines, respectively. In South America, the tractor market decreased 6% and the combine market was decreased 30%. Rest of World markets decreased 17% for tractors and 2% for combines.
Adjusted EBIT
Adjusted EBIT was $24 million in the three months ended March 31, 2020, a $144 million decrease compared to the three months ended March 31, 2019. Positive price realization, disciplined cost management and favorable purchasing performance were more than offset by lower wholesale volume and market and product mix, negative fixed cost absorption (primarily in Europe) due to manufacturing facility shutdowns, higher product costs, and costs associated with product quality actions. Foreign exchange impact was negative, primarily from South America. Adjusted EBIT margin was 1.1% (6.7% in the first quarter of 2019).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:
Construction Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2020	2019	% Change
North America	$170	$303	(43.9)%
Europe	91	134	(32.1)%
South America	66	70	(5.7)%
Rest of World	95	133	(28.6)%
Total	$422	$640	(34.1)%
Construction's net sales totaled $422 million in the three months ended March 31, 2020, a decline of 34.1% compared to the three months ended March 31, 2019 (down 31.8% on a constant currency basis), as result of deteriorating market conditions across all regions due to the COVID-19 outbreak, particularly severe in the month of March in many key end-markets, including North America and Europe, combined with actions to reduce dealer inventory levels.

During the first quarter of 2020, Construction’s worldwide compact equipment industry sales were down 22% compared to the first quarter of 2019. Worldwide general equipment and road building and site equipment industry sales were down 36% and 28%, respectively.
Adjusted EBIT
Adjusted EBIT loss was $83 million, a $96 million decrease in the three months ended March 31, 2020 ($13 million in the three months ended March 31, 2019). Net pricing was impacted by retail program enhancements in response to COVID-19 impacted market conditions. Product cost was increased by negative fixed cost absorption due to plant shutdowns, and costs associated with continued quality improvement initiatives.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:
Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2020	2019	% Change
North America	$10	$15	n.m.
Europe	1,631	1,966	(17.0)%
South America	121	141	(14.2)%
Rest of World	259	292	(11.3)%
Total	$2,021	$2,414	(16.3)%
n.m. – not meaningful
Commercial and Specialty Vehicles’ net sales totaled $2,021 million in the three months ended March 31, 2020, a decline of 16.3% compared to the three months ended March 31, 2019 (down 13.1% on a constant currency basis), driven by the market slowdown in Europe linked to COVID-19, with key markets for trucks significantly impacted in the month of March.

During the first quarter of 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 19% compared to the same period in 2019. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) decreased 14% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 27%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 9% over the same period of 2019, with a decrease of 5% in Brazil and of 34% in Argentina. In Rest of World, new truck registrations decreased by 21%.
In the first quarter of 2020, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.8%, up 0.4% compared to the first quarter of 2019. Trucks' market share in South America in the first quarter of 2020 was 8.0%, up 0.1 p.p. compared to the first quarter of 2019.
Commercial and Specialty Vehicles delivered approximately 25,100 vehicles (including buses and specialty vehicles) in the first quarter of 2020, representing a 24% decrease from the same prior-year period. Volumes were 32% and 5% lower in LCV and M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were down 28%, 7% and 6% in Europe, in South America and in Rest of World, respectively.
In the first quarter of 2020, trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.44. In the first quarter of 2020, truck order intake in Europe decreased 15% compared to the first quarter of 2019, with a decrease of 18% and 2% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT loss was $56 million in the three months ended March 31, 2020 ($51 million profit in the three months ended March 31, 2019), and was negatively impacted by the critical market conditions, particularly in Europe in the month of March, generating lower volumes and higher product costs due to plant shutdowns, as well as by unfavorable foreign exchange impacts, partially offset by positive price realization.

Powertrain
Net Sales
Powertrain's net sales totaled $753 million in the three months ended March 31, 2020, a decrease of 27.3% compared to the three months ended March 31, 2019 (down 24.7% on a constant currency basis), due to lower sales volume mainly in Europe and Rest of World as a consequence of COVID-19. Sales to external customers accounted for 44% of total net sales (47% in the three months ended March 31, 2019), with a 27% captive volume reduction and a 33% non-captive volume reduction.

During the first quarter of 2020, Powertrain sold approximately 102,000 engines, a decrease of 30% compared to the first quarter of 2019. In terms of major customers, 32% of engine units were supplied to Commercial and Specialty Vehicles, 13% to Agriculture, 5% to Construction and the remaining 50% to external customers. Additionally, Powertrain delivered approximately 12,900 transmissions and 35,800 axles, a decrease of 26% and 24%, respectively, compared to the first quarter of 2019.
Adjusted EBIT
Adjusted EBIT was $31 million for the three months ended March 31, 2020, a $65 million decrease compared to first quarter of 2019 ($96 million in the three months ended March 31, 2019), mainly due to unfavorable volume and mix, partially offset by positive price realization and product cost efficiencies. Adjusted EBIT margin was 4.1% in the three months ended March 31, 2020 (9.3% in the three months ended March 31, 2019).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $489 million in the three months ended March 31, 2020, a 3.2% increase compared to the three months ended March 31, 2019 (up 6.0% on a constant currency basis), primarily due to higher used equipment sales in North America.
Net Income
Net income of Financial Services was $80 million for the three months ended March 31, 2020, a decrease of $15 million compared to the three months ended March 31, 2019, primarily attributable to higher risk costs due to deteriorating market conditions driven by COVID-19 and the negative impact of currency translation, partially offset by lower income taxes.
In the three months ended March 31, 2020, retail loan originations (including unconsolidated joint ventures) were $2.1 billion, down $0.1 billion compared to the three months ended March 31, 2019 (flat on a constant currency basis). The managed portfolio, including unconsolidated joint ventures, was $24.7 billion as of March 31, 2020 (of which retail was 62% and wholesale 38%), down $1.4 billion compared to March 31, 2019. Excluding the impact of currency translation, the managed portfolio decreased $0.1 billion compared to the first quarter of 2019.
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended March 31,
	2020	2019
	(in millions)
Net income (loss)	$(54)	$264
Income tax expense	(23)	90
Interest expenses of Industrial Activities, net of interest income and eliminations	59	53
Foreign exchange (gains) losses, net	(2)	9
Finance and non-service component of Pension and other post-employment benefit costs	(30)	(15)
Restructuring expenses	5	8
Other discrete items	7	—
Adjusted EBIT	$(38)	$409
Depreciation and Amortization	155	169
Depreciation of assets under operating leases and assets sold with buy-back commitments	128	144
Adjusted EBITDA	$245	$722

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies, except for the adoption of ASC 326, Financial Instruments - Credit Losses which impacts our allowance for credit losses. See Note 2 and our March 31, 2020 quarterly financial statements.
LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging on a good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flows
During the three months ended March 31, 2020, consolidated cash, cash equivalents and restricted cash decreased by $1,069 million primarily as a result of $623 million seasonal usage in working capital and the adverse impact of COVID-19. Cash and cash equivalents of Industrial Activities decreased by $976 million, while cash and cash equivalents of Financial Services decreased by $93 million.
Cash Flows of Industrial Activities
Net cash used by operating activities was $1,373 million in the three months ended March 31, 2020 compared to $814 million used by operating activities in the three months ended March 31, 2019. The increase in cash usage was primarily due to an increase in working capital mainly as a result of a decrease in payables (also due to the shutdown of European plants in March) partially offset by a lower increase in inventory.
Net cash provided by investing activities was $361 million in the three months ended March 31, 2020 compared to $547 million used by investing activities in the three months ended March 31, 2019. The increase in cash provided by investing activities was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in Other changes.
Net cash provided by financing activities was $244 million in the three months ended March 31, 2020 compared to net cash provided of $125 million in the three months ended March 31, 2019. The increase in cash provided by financing activities was primarily due to an increase in bank debt.
Cash Flows of Financial Services
Net cash provided by operating activities was $881 million in the three months ended March 31, 2020 compared to $70 million provided by operating activities in the three months ended March 31, 2019, primarily due to a decrease in financing receivables.
Net cash used by investing activities was $439 million in the three months ended March 31, 2020 compared to net cash provided by investing activities of $489 million in the three months ended March 31, 2019, primarily reflecting a decrease in retail receivables from financing activities more than offset by net cash paid related to intersegment payables and receivables included in Other changes.
Net cash used by financing activities was $479 million in the three months ended March 31, 2020 compared to $625 million used by financing activities in the three months ended March 31, 2019. The decrease in cash used was primarily due to a decrease in debt.
Debt
Our consolidated debt as of March 31, 2020 and December 31, 2019 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	(in millions)
Total Debt	$23,518	$24,854	$6,817	$6,558	$19,093	$20,748

A summary of total debt as of March 31, 2020 and December 31, 2019, is as follows:

	March 31, 2020			December 31, 2019
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$4,972	$2,660	$7,632	$5,061	$2,649	$7,710
Asset-backed debt	—	10,808	10,808	—	11,757	11,757
Other debt	354	4,724	5,078	165	5,222	5,387
Intersegment debt	1,491	901	—	1,332	1,120	—
Total Debt	$6,817	$19,093	$23,518	$6,558	$20,748	$24,854
A summary of issued bonds outstanding as of March 31, 2020 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	367	2.875%	September 27, 2021	402
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	82
CNH Industrial Finance Europe S.A. (1)	EUR	316	1.375%	May 23, 2022	346
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	404
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	712
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	110
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	548
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	657
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	55
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	548
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	55
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(47)
Total Industrial Activities					$4,972
Financial Services
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	107
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					53
Total Financial Services					$2,660
(1) Bond listed on the Irish Stock Exchange.
(2) Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of March 31, 2020 and December 31, 2019 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	(in millions)
Third party debt	$23,518	$24,854	$5,326	$5,226	$18,192	$19,628
Intersegment notes payable	—	—	1,491	1,332	901	1,120
Total Debt(1)	23,518	24,854	6,817	6,558	19,093	20,748
Less:
Cash and cash equivalents	3,850	4,875	3,429	4,407	421	468
Restricted cash	854	898	122	120	732	778
Intersegment notes receivable	—	—	901	1,120	1,491	1,332
Other current financial assets	51	58	51	58	—	—
Derivatives hedging debt	4	(1)	4	(1)	—	—
Net Debt (Cash) (2)	$18,759	$19,024	$2,310	$854	$16,449	$18,170
(1) Total Debt of Industrial Activities Intersegment notes payable to Financial Services of $1,491 million and $1,332 million as of March 31, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $901 million and $1,120 million as of March 31, 2020 and December 31, 2019, respectively.
(2) The net intersegment (receivable)/payable balance owed by Financial Services relating to Industrial Activities was$(590) million and $(212) million as of March 31, 2020 and December 31, 2019, respectively.
The decrease in Net Debt at March 31, 2020 compared to December 31, 2019 mainly reflects exchange rate differences. Excluding exchange differences effect ($1.0 billion), Net Debt increased by $0.7 billion, reflecting Industrial Free Cash Flow usage of $1.5 billion in the three months ended March 31, 2020, partially offset by a reduction in third party debt of Financial Services.
The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2020 and 2019:

(in millions)	2020	2019
Net Debt of Industrial Activities at beginning of period	$(854)	$(599)
Adjusted EBITDA of Industrial Activities	72	525
Cash interest and taxes	(79)	(142)
Changes in provisions and similar(1)	(166)	(162)
Change in working capital	(1,293)	(1,132)
Operating cash flow of Industrial Activities	(1,466)	(911)
Investments in property, plant and equipment, and intangible assets(2)	(63)	(77)
Other changes	6	22
Free Cash Flow of Industrial Activities	(1,523)	(966)
Capital increases and dividends	(1)	(1)
Currency translation differences and other	68	91
Change in Net Debt of Industrial Activities	(1,456)	(876)
Net Debt of Industrial Activities at end of period	$(2,310)	$(1,475)

(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases

For the three months ended March 31, 2020, the Free Cash Flow of Industrial Activities was a usage of $1,523 million primarily due to seasonal working capital buildup and the adverse impact of COVID-19.

The following table shows the change in Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities for the three months ended March 31, 2020 and 2019:

(in millions)	2020	2019
Net cash provided by (used in) Operating Activities	$(532)	$(751)
Net cash (provided by) used in Operating Activities of Financial Services	(881)	(70)
Intersegment eliminations	40	7
Net cash (provided by) used in Operating Activities of Industrial Activities	(1,373)	(814)
Change in derivatives hedging debt of Industrial Activities	5	3
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(98)	(100)
Operating cash flow of Industrial Activities	(1,466)	(911)
Investments in property plant and equipment, and intangible assets of Industrial Activities	(63)	(77)
Other changes (1)	6	22
Free Cash Flow of Industrial Activities	$(1,523)	$(966)
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.45 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.2 billion at March 31, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $4.2 billion at March 31, 2020 ($4.1 billion at December 31, 2019), of which $0.9 billion was available at March 31, 2020 ($1.1 billion at December 31, 2019).

The Company will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of March and the demonstrated access to the financial markets, the Company believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 outbreak, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demands of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
The following risk should be considered in conjunction with the risks identified in our most recent annual report filed on Form 20-F (Part I, Item 3D). The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity.
COVID-19 was identified in China in late 2019 and has spread globally. The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and the macroeconomy. From an economic perspective, the virus has resulted in weaker demand and supply constraints and the implementation of numerous measures to try to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. These factors have impacted our workforce and operations as we temporarily closed the vast majority of our facilities.
Travel bans, border closures, other restrictions on the free movement of people and goods, and the introduction of social distancing measures in our facilities may affect our future ability to operate as well as the ability of our suppliers and distributors to operate. Further, any future closing of manufacturing facilities due to weaker demand or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, or liquidity. Moreover, the COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner. Depending on the duration and extent of the COVID 19 pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be materially impacted by, among other things, restructuring actions, goodwill and other non-cash impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, and difficulties in collecting financial receivables resulting in increased allowances for credit losses. The extent of the COVID-19 impact on our business, financial condition, results of operations, or liquidity, which could be material, will be determined by the duration of the COVID-19 pandemic, its geographical spread, business disruptions and overall impact on the global economy. We cannot at this time reasonably estimate or quantify the magnitude of any resulting financial impact of the COVID-19 pandemic due to the uncertainty of the situation.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability” in our “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019.
The COVID-19 pandemic has also caused, and is likely to continue to cause, economic, market and other disruptions worldwide that could result in global or regional economic downturn or recession. Additionally, volatility in the global capital markets could increase the cost of capital and could adversely impact access to capital. Risks related to negative economic conditions are described in our risk factor titled "Global economic conditions impact our business" and “We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business” under “Risks Related to our Business, Strategy and Operations” in our “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company did not purchase any of its equity securities during the first quarter of 2020.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.